

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 14, 2017

<u>Via E-Mail</u>
H. Richard Walton
Executive Vice President and Chief Financial Officer
Flotek Industries, Inc.
10603 W. Sam Houston Parkway N., Suite 300
Houston, TX 77064

> **Re: Flotek Industries, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 1, 2017**
> **File No. 333-219618**

Dear Mr. Walton:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that Flotek Industries ULC has separately filed your Form S-3 on EDGAR under its own CIK number, but is neither listed as a co-registrant in your Form S-3 nor in your Form S-3 legal opinions. Please revise to include Flotek Industries ULC as a co-registrant in the Form S-3 and in your legal opinion or advise.

2. We note your disclosure that the debt securities offered and sold pursuant to this prospectus may be guaranteed by one or more subsidiary guarantors. Rule 3-10 of Regulation S-X requires every guarantor of a registered security to file the financial statements required for a registrant by Regulation S-X, unless an appropriate exemption applies. Please revise your prospectus to include either the financial statements of your subsidiary guarantors or the footnote presenting condensed consolidating financial

information for your guarantors in your financial statements allowed by Rule 3-10(f) of Regulation S-X.

Subsidiary Guarantees, page 5

3. We note your disclosure that that the senior and subordinated debt security guarantees are unconditional. Please disclose whether the guarantees will be full and unconditional. Further, please disclose whether the guarantees will be joint and several.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3345 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        W. Mark Young, Esq.